BURCON NUTRASCIENCE CORPORATION

TO ALL REGISTERED AND
TO NON-REGISTERED SHAREHOLDERS:

National Instrument 51-102 Continuous Disclosure Obligations provides registered and beneficial security holders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim and annual financial statements and related Management's Discussion & Analysis ("MD&A") of the Issuer. If you are interested in receiving such statements and related MD&A please check here:

I wish to receive Interim Financial Statements and MD&A	[ ]

I wish to receive Annual Financial Statements and MD&A	[ ]

PLEASE RETURN THIS FORM TO:

Burcon NutraScience Corporation
1946 West Broadway
Vancouver, British Columbia
Canada V6J 1Z2
Attention: Corporate Secretary

Name: (Please print)

Signature:

Name and title of person signing if different from name
above

Date:

Address:

E-mail Address[1]: (optional)

1 By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of such financial statements and related MD&A, if delivery by electronic means is allowed by applicable regulatory rules and policies.